FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Paris, July 19, 2004

Press release

Aguas Argentinas signs an interim debt restructuring agreement

Aguas Argentinas (AASA) has signed an interim financial agreement with its private creditors1 for a debt reduction through a partial debt repurchase and interest rate adjustment covering the period 2002 through 2004. This agreement takes effect immediately and remains in place through the end of 2004.

The partial debt restructuring amounts to USD 145 million and comprises, on the one hand, a 35% discount on the repurchased debt total, without any increase in the commitments of AASA stakeholders. On the other hand, the agreement also provides for a reduction to 4% per annum in the interest rate paid during 2004.

This agreement was reached two months after the signing of the interim agreement between AASA and the Government of Argentina. The interim agreement paves the way for sustained water and sanitation services during 2004 throughout the concession area and the completion of an investment program for expanded service to the poorest neighborhoods financed through the company’s cash flow.

Negotiations with the Government of Argentina and creditors are ongoing to provide for a return to sustained and normalized conditions for the concession area in early 2005. These negotiations aim to definitively solve the dispute between AASA and the Government of Argentina which started in 2002.

SUEZ (www.suez.com) is an international industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and is an official supporter of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
For France:	Arnaud Erbin : +331 4006 6489
Catherine Guillon:+331 4006 6715	Bertrand Haas: +331 4006 6609
Antoine Lenoir :+ 331 4006 6650	Eléonore de Larboust: +331 4006 1753

For Belgium:
Guy Dellicour:+322 507 02 77

This release is also available on the Internet: http://www.suez.com

[1]	Private banks and multi-lateral financial institutions: International Finance Corporation, Inter-American Development Bank, and the European Investment Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 20, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary